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Sphere


PLANET PEOPLE

We’re hosting a webinar on Tuesday

We’ve been getting some fantastic questions about our community round, and we want to make sure everyone gets a chance to ask questions and get them answered. We’ll be hosting a webinar about Sphere and our community round this coming Tuesday.

- Tuesday, Oct. 15
- 11:00 AM PT / 2:00 PM ET

Register

Join our community round

If you’re ready to invest, you can join us on our journey to make climate-friendly investing the standard way of investing, here:

Invest

Please note: investment involves risk. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Copyright (C) 2024 Sphere. All rights reserved.

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